Exhibit 4.37

Employment Agreement

Party A (Employer)

Company name: Oriental Culture Holding LTD

Representative: Yi Shao

Party B (Employee)

Name: Aimin Kong

Identity card number: 320104196912261215

Now hereby employ Mr. Aimin Kong, the founder of Oriental Culture Holding LTD (“OCG”), who has many years of extensive experience in management, as the Chief Operating Officer (“COO”) of OCG, in order to clarify the rights and obligations of the two parties, after friendly negotiation, the two parties have reached the following agreement:

I. Term of employment

The term of employment under this Agreement shall be from [27 January 2025] to [26 January 2030], for a total of [5] years.

II. Work content and duties

1. Party B shall perform the duties of COO and complete the specified work tasks according to the requirements of Party A. The specific work content and duties are shown in the following. The specific work content and duties are shown in the attached Job Description, which consists of an important part of this Agreement and has the same legal effect as this Agreement.

2. Party B shall comply with Party A’s rules and policies, including but not limited to working hours, attendance management, confidentiality system, etc., and follow Party A’s work arrangements and management.

III. Remuneration

1. Party B’s remuneration structure shall be in the form of base salary and issuance of the preferred shares of OCG:

Base salary: US$10,000 per month

Issuance of shares: preferred shares issued to the Employee or the company under his control.

2. In order to incentivize Party B to achieve specific performance targets, the two sides agreed to earn out and incentive mechanism.

3. Financial data shall be based on Party A’s audited financial statements and business statistics shall be based on Party A’s trading data on NASDAQ.

Ⅳ. Conditions attached to the preferred shares

1. Each preferred share is entitled to participate in the voting at the shareholders’ meeting and be used to calculate the quorum in the same way as the ordinary shares of OCG, and each preferred share is entitled to fifteen votes.

2. Each preferred share can be converted into ordinary share, and every two preferred shares are convertible into one ordinary share upon conversion.

3. The preferred shares are transferable.

4. The preferred shares shall have the same rights as the ordinary shares except for the above provisions.

V. Contents of the Earn Out Terms

The Employer intends to grant Mr. Aimin Kong 12 million preference shares, divided into two parts of a grant of 4 million prefer shares shall vest without earn out requirement and a grant of 8 million preferred shares shall vest upon the fulfilment of the earn out terms. The expiration date of this grant is 26 January 2030. The number of preferred shares to be granted is subject to vesting conditions related to the Employer’s operating results and its trading on NASDAQ. The preferred shares to be granted are divided into three parts of 4 million preferred shares each. The first 4 million shares will vest on the date of this Agreement in order to provide incentives for Mr. Kong to work actively and for the mutual development of both parties. The second and third parts, totalling 8 million shares, are subject to the following four vesting terms.

1. Earn Out Terms

During the wagering period, when any one of the condition is met, the 4 million preferred shares of the second part will be vested on such date; when any one of the remaining three condition is met again, the final 4 million preferred shares corresponding to the third part will be vested on such date.

(1) Based on the annual revenues of the 2024 financial statements, Employee shall actively lay out and promote new business segments. When the annual revenue in 2025 reaches two times of the annual revenue of 2024, or when the annual revenue in any of the four years from 2026 to 2029 reaches to three times of the annual revenue of 2024, the grant shall vest in the first year that the above conditions are met.

(2) Based on the annual profit/loss in the financial statements of 2024, if the annual profit/loss in 2025 reduces the loss by US$1 million comparing to that of 2024, or if the annual profit/loss in 2026 reduces the loss by US$1.5 million comparing to that of 2024, or if in any of the three years between 2027 and 2029 that the Employer turns into profitable, the grant shall vest in the first year in which the above conditions are met.

(3) If the average of the total market capitalisation of OCG for 20 consecutive trading days for the first time reaches or exceeds two times of the closing total market capitalisation of OCG (total market capitalisation: US$20,797,661) as of 23 January 2025, the date on which the grant of Preferred Shares under this Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled.

(4) The average of the total market capitalisation of OCG for 20 consecutive trading days of Oriental Culture reaches or exceeds 3 times of the closing total market capitalisation (total market capitalisation: US$20,797,661) as of 23 January 2025, the date on which the grant of Preferred Shares under this Agreement was approved, the grant shall be made on such date when the conditions set out above are fulfilled.

2. Special scenarios

If Party B is unable to meet the performance target due to unforeseeable, unavoidable and insurmountable objective factors such as force majeure, significant changes in the market environment, etc., both parties shall consult amicably and adjust the performance target or the earn out terms and incentive mechanism according to the actual situation.

VI. Rights and Obligations of the Parties

1. Rights and obligations of Party A

i. Party A has the right to adjust Party B’s work content and duties according to the company’s development strategy and business needs.

ii. Party A has the right in accordance with this agreement to evaluate the Party’s B performance, and provide the earn out incentives based upon the assessment results.

iii. Party A shall provide Party B with necessary working conditions and support, including but not limited to office equipment, training opportunities, etc., to help Party B carry out his work smoothly.

2. Party B’s rights and obligations

i. Party B has the right to obtain the corresponding earn out incentives in accordance with the agreement.

ii. Party B has the right to request Party A to provide the necessary working conditions and support to complete the work task.

iii. Party B shall conscientiously perform the work duties and complete the work tasks in accordance with this agreement and the requirements of Party A. Party B shall ensure the quality and efficiency of the work.

iv. Party B shall abide by Party A’s rules and policies and keep Party A’s commercial and technical secrets. Without the written consent of Party A, Party B shall not disclose or use Party A’s commercial secrets and technical secrets to any third party. Rights and obligations of both parties

VII. Description, Modification and Cancellation of the Agreement

1. Description of this Agreement

The proposal of granting 12 million preferred shares to Mr. Aimin Kong as described in the Agreement was approved by the Board of Directors of OCG at its meeting held on 23 January 2025. Preferred shares shall be issued subject to the approval of the shareholders at a general meeting of the Employer.

2. Changes to the Agreement

Any amendment or supplement to this Agreement shall be made by mutual consent of both parties and signed in writing. The original agreement shall remain effective until an amendment agreement is reached.

In the event that some of the terms of this Agreement cannot be performed due to the change of laws and regulations, policies or significant changes in the operating conditions of the Employer, the two parties shall consult and agree to amend the relevant terms.

3. Termination of Agreement

This agreement can be terminated by mutual consensus of parties.

If Party B violates the agreement, such as serious violation of Party A’s rules and polices, disclosure of Party A’s commercial secrets, failure to complete the performance target, Party A has the right to terminate this agreement early, without paying any economic compensation.

If Party A fails to pay Party B the earn out incentive in accordance with this Agreement, Party B has the right to terminate this Agreement and request Party A to pay in time.

When this Agreement cannot be performed due to unforeseeable, unavoidable and insurmountable reasons such as force majeure, the two parties may terminate this Agreement by negotiation, and they will not be liable for each other’s breach of contract.

VIII. Dispute Resolution

1. If any dispute arises in the course of the fulfilment of this agreement, both parties shall firstly resolve it through friendly consultation; if the consultation fails, either party shall have the right to file a lawsuit to the court of competent jurisdiction.

2. During the dispute settlement period, except for the disputed matters, both parties shall continue to fulfil the other terms of this Agreement.

IX. Other Terms

1. The two parties may negotiate and sign a supplementary agreement for any matters not covered in this agreement. The supplementary agreement and this agreement have the same legal effect.

2. This Agreement shall be signed in duplicates, one for each party, which shall have the same legal effect.

3. This agreement shall come into effect on the date of signature (or seal) of both parties.

Signature page as follows

Party A:	Oriental Culture Holdings Ltd.
By:	/s/ Yi Shao
Date:	2025/1/27

Party B:	/s/ Aimin Kong
Date:	2025/1/27

COO (Chief Operating Officer) Job Description

I. Basic Information

1. Position Name: Chief Operating Officer (COO)

2.Department: the company’s senior management team

3. Direct superior: Chief Executive Officer (CEO)

4. Direct subordinates: heads of business units, heads of operational support departments

II. Job responsibilities and tasks

(A) Strategic Planning and Implementation

1.Assist CEO in formulating the company’s long-term development strategy and annual business plan, based on the company’s strategic objectives, decompose and formulate operational strategies and plans, and ensure that the operational strategy is consistent with the company’s overall strategic direction.

2.Participate in the company’s decision-making in depth, provide professional advice and data support based on operation perspective for the company’s strategic planning, and provide timely and effective basis for the company’s strategic adjustment by analysing the market dynamics, industry trends and competitors.

3.Supervise the implementation of the company’s operational strategies and plans, regularly assess the effectiveness of strategy implementation, and timely adjust the operational strategies according to changes in the internal and external environments to ensure the achievement of the company’s operational goals.

(B) Business Operation Management

1.Be fully responsible for the daily operation and management of the company, and carry out overall control over the efficiency, quality and cost of the company’s business operations. Coordinate and control the efficiency, quality and cost of the Company’s business operations to ensure the efficient and stable operation of the Company’s businesses.

2. Integrate internal resources, optimise business processes, establish and improve the operation management system, enhance the overall operation efficiency and synergy of the company, and reduce operation costs.

3.Form and implement operation indexes and performance assessment standards for each business department, evaluate and analyse the operation performance of each business department on a regular basis, identify problems and put forward improvement measures in a timely manner, and promote the business departments to continuously improve operation performance.

4.Coordinate the working relationship between business departments, solve problems and conflicts in cross-departmental collaboration, promote effective communication and collaboration between departments, and form a good working atmosphere and team cohesion.

(C)Team management and construction

1.Responsible for leading and managing the operation team, formulating team development plan and talent training plan, attracting, cultivating and retaining excellent operation talents, and building an efficient, professional and innovative operation team.

2.Define the division of responsibilities of team members, reasonably allocate work tasks, ensure that team members can give full play to their respective professional advantages, and improve the overall efficiency and execution of the team.

3.Establish and improve the team incentive mechanism, through performance appraisal, salary and benefits, promotion and development, and other ways to stimulate the enthusiasm and creativity of team members, to enhance the job satisfaction and loyalty of team members.

4.Regularly organise team training and learning exchange activities to improve the business ability and comprehensive quality of team members, constantly update the knowledge structure and management concepts of team members, and adapt to the needs of the company’s business development.

(D) Market and customer relationship management

1. pay attention to market dynamics and industry development trends, collect market information and customer demand for the company’s marketing and business development to provide decision-making support.

2. participate in the development and implementation of the company’s marketing strategy, collaborate with the marketing department to carry out marketing activities, enhance the company’s brand awareness and market influence, and promote the company’s business growth.

3.Responsible for customer relationship management, establish and improve customer service system, improve customer service quality and customer satisfaction, maintain good customer relations, promote long-term cooperation and business development.

(E) Risk management and internal control

1. To establish and improve the Company’s operational risk management system, identify, assess and monitor various types of risks in the course of the Company’s operations, formulate risk response strategies and plans, and reduce the Company’s operational risks.

2. Strengthen the internal control of the Company, improve the internal management system and process, regulate the Company’s operation behaviour, ensure that the Company’s operation activities are in compliance with laws and regulations and the Company’s internal rules, and prevent internal management risks.

3.Audit and evaluate the operation of the Company on a regular basis, identify and correct problems and loopholes in the operation and management in a timely manner, and safeguard the safety of the Company’s assets and the stability of its operation.

(F) Skill Requirements

1.Excellent strategic planning and execution capabilities, able to accurately grasp market trends and industry dynamics, and develop practical operational strategies and plans for the company.

2.Excellent business operation management ability, familiar with business process optimisation, cost control, quality management and other operation management methods and tools, able to effectively improve the company’s operational efficiency and performance.

3.Excellent team leadership and management skills, able to establish and manage an efficient operation team, stimulate the enthusiasm and creativity of team members, and improve the overall execution of the team.

4.Good communication, coordination and negotiation skills, able to communicate and co-operate effectively with internal and external stakeholders, co-ordinate the resources of all parties and promote the company’s business development.

5.Strong data analysis and decision-making ability, able to skillfully use data analysis tools and methods, in-depth analysis of the company’s operating data, to provide a scientific basis for the company’s decision-making.

6.Proficient in office software and information technology tools, with good information management awareness and ability.

(G) Quality requirements

1. Strong sense of responsibility and professionalism, full of enthusiasm for work, able to withstand great work pressure.

2. Possess sharp market insight and innovative thinking, able to continuously adapt to market changes and the needs of the company’s development, and put forward innovative ideas and methods of operation and management.

3.Possess good professional ethics and teamwork spirit, honest and trustworthy, integrity and public service, able to work closely with team members to jointly promote the development of the company.

4. Strong learning ability and self-driven, able to continuously learn and master new knowledge and skills to improve their overall quality and business ability.